UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

                         (Check one):                      [X] Form 10-K   [  ] Form 20-F  [  ] Form 11-K  [  ] Form 10-Q   [  ] Form 10-D
                                     [  ] Form N-SAR [  ] Form N-CSR

For Period Ended:  December 31, 2010
[   ]           Transition Report on Form 10-K
[   ]           Transition Report on Form 20-F
[   ]           Transition Report on Form 11-K
[   ]           Transition Report on Form 10-Q
[   ]           Transition Report on Form N-SAR
For the Transition Period Ended: _______________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I  -  REGISTRANT INFORMATION

Full Name of Registrant:                                                                   Shrink Nanotechnologies, Inc.
Former Name if Applicable:                                                             AudioStocks, Inc.
Address of Principal Executive Office (Street and Number):     4100 Calit2 Bldg.
City, State and Zip Code:                                                                 Irvine, CA 92697-2800

PART II  -  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]	(b)
The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III  -  NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

There will be a delay in filing the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 because the Company needs additional time to complete the report and its auditors need additional time to audit the Company’s financial statements for the year ended December 31, 2011.

PART IV  -  OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

Mark L. Baum	(760) 804-8844
(Name)	(Area Code) (Telephone number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer is no, identify report(s):[X]  Yes[   ]  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:
	[ ] Yes	[X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Shrink Nanotechnologies, Inc.

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 28, 2011                                                                                     /s/ Mark L. Baum
By: Mark L. Baum
       Its: Chief Executive Officer